As filed with the U.S. Securities and Exchange Commission on August 20, 2010
Registration No. 333-166979

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 4
TO
FORM F-8
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Boralex Inc.
(Exact name of Registrant as specified in its charter)

Canada	4911	98-0480684
(Province or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
772 Sherbrooke Street West, Suite 200
Montréal, Québec
Canada H3A 1G1
(514) 284-9890
(Address and telephone number of Registrant’s principal executive offices)
National Registered Agents, Inc.
875 Avenue of the Americas, Suite 501
New York, NY 10001
(800) 767-1553
(Name, address and telephone number of agent for service in the United States)
Copies to:

Sandy K. Feldman, Esq. K&L Gates LLP 599 Lexington Avenue New York, NY 10022 (212) 536-4089	Charles R. Spector, Esq. Fraser Milner Casgrain LLP 1 Place Ville-Marie, 39th Floor Montréal, Québec Canada H3B 4M7 (514) 878-8847
Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this Registration Statement becomes effective.
Province of Québec, Canada
(Principal jurisdiction regulating this offering)
     This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box. ☐

Explanatory Note
The Registrant hereby amends its Registration Statement on Form F-8, as originally filed with the U.S. Securities and Exchange Commission on May 20, 2010 (the “Registration Statement”), as amended on June 29, 2010, July 19, 2010 and August 3, 2010 to include the Notice of Extension, dated August 13, 2010, which supplements the Offer and Circular, dated May 18, 2010, including the Letter of Acceptance and Transmittal, which were previously filed with the Registration Statement.
The Registrant previously paid, with its filing of the Registration Statement, a registration fee of US$3,465.14 in relation to its registration of Cdn$54,360,000 principal amount of its 6.25% Convertible Unsecured Subordinated Debentures (such interest rate having been subsequently increased to 6.75%) and 3,197,645 of its common shares issuable upon conversion thereof, which represent the maximum number of Convertible Unsecured Subordinated Debentures of the Registrant estimated to be issuable to U.S. holders upon consummation of the offer to purchase all of the issued and outstanding trust units of Boralex Power Income Fund.

ii

PART I
INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Item 1.	Home Jurisdiction Documents
Document 1: Offer to Purchase and Circular, dated May 18, 2010*
Document 2: Letter of Acceptance and Transmittal*
Document 3: Notice of Extension, dated June 28, 2010**
Document 4: Notice of Extension and Variation, dated July 17, 2010***
Document 5: Revised Letter of Acceptance and Transmittal***
Document 6: Notice of Extension, dated July 30, 2010****
Document 7: Notice of Extension, dated August 13, 2010

Item 2.	Informational Legends
See page iv of the outside cover page of the Offer to Purchase and Circular, dated May 18, 2010.*
See page 3 of the Notice of Extension, dated June 28, 2010.**
See page 3 of the Notice of Extension and Variation, dated July 17, 2010.***
See page 3 of the Notice of Extension, dated July 30, 2010.****
See page 3 of the Notice of Extension, dated August 13, 2010.

Item 3.	Incorporation of Certain Information by Reference
See “Documents Incorporated by Reference” in the Offer to Purchase and Circular, dated May 18, 2010.* Copies of the documents incorporated by reference into the Offer to Purchase and Circular may be obtained on request without charge from the Corporate Secretary of Boralex at 772 Sherbrooke Street West, Suite 200, Montréal, Québec, H3A 1G1, telephone: 514 284 9890 or may be obtained electronically through the SEDAR website at www.sedar.com.

Item 4.	List of Documents Filed with the Commission
See “Registration Statement Filed with the SEC” in the Offer to Purchase and Circular, dated May 18, 2010.*

*	Previously filed with the Registrant’s Form F-8 (Commission File 333-166979) filed with the U.S. Securities and Exchange Commission on May 20, 2010.

**	Previously filed with the Registrant’s Amendment No. 1 to Form F-8 (Commission File 333-166979) filed with the U.S. Securities and Exchange Commission on June 29, 2010.

***	Previously filed with the Registrant’s Amendment No. 2 to Form F-8 (Commission File 333-166979) filed with the U.S. Securities and Exchange Commission on July 19, 2010.

****	Previously filed with the Registrant’s Amendment No. 3 to Form F-8 (Commission File 333-166979) filed with the U.S. Securities and Exchange Commission on August 3, 2010.

I-1

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment advisor, stockbroker, accountant, lawyer or other professional advisor. This offer has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of this offer or upon the adequacy of the information contained in the document. Any representation to the contrary is unlawful.
This document does not constitute an offer or a solicitation to any Person in any jurisdiction in which such offer as solicitation is unlawful. This offer is not being made or directed to, nor will deposits of Units be accepted from or on behalf of Unitholders in any jurisdiction in which the making or acceptance of the offer would not be in compliance with the laws of such jurisdiction. However, the offeror may, in its sole discretion, take such action as it may deem necessary to extend the offer to unitholders in any such jurisdiction.
August 13, 2010
NOTICE OF EXTENSION
by
7503679 CANADA INC.
a wholly-owned subsidiary of
BORALEX INC.
OFFER TO PURCHASE
all of the issued and outstanding Units of
BORALEX POWER INCOME FUND
on the basis of
0.05 of a $100 principal amount of 6.75% convertible unsecured subordinated debentures
(the “Convertible Debentures”) of Boralex Inc. for each Unit of
Boralex Power Income Fund

THE OFFER HAS BEEN EXTENDED AND IS OPEN FOR ACCEPTANCE UNTIL 7:00 P.M.
(MONTRÉAL TIME) ON SEPTEMBER 10, 2010.

7503679 Canada Inc. (the “Offeror”), a wholly owned subsidiary of Boralex Inc. (“Boralex”), hereby gives notice that it has amended its offer dated May 18, 2010, as amended by notice of extension dated June 28, 2010, by notice of extension and variation dated July 17, 2010 and by notice of extension dated July 30, 2010 (as amended, the “Offer”), to purchase, upon the terms and subject to the conditions of the Offer, all of the issued and outstanding trust units (the “Units”) of Boralex Power Income Fund (the “Fund”), including Units issuable upon the conversion, exchange or exercise of any securities that are convertible into or exchangeable or exercisable for Units, except for all of the outstanding Class B limited partnership units of Boralex Power Limited Partnership together with the special voting units of the Fund associated therewith (collectively, the “Class B LP Units”), in order to extend the expiry time of the Offer to 7:00 p.m. (Montréal time) on September 10, 2010 (the “Expiry Time”).
This notice of extension (the “Notice of Extension”) should be read in conjunction with the Offer and accompanying circular (the “Circular”) dated May 18, 2010, the notice of extension dated June 28, 2010, the notice of extension and variation dated July 17, 2010, the notice of extension dated July 30, 2010 and the related Letter of Acceptance and Transmittal, as amended on July 17, 2010 (as amended, the “Letter of Acceptance and Transmittal”). Unless the context requires otherwise or unless otherwise defined herein, capitalized terms that are used but are not defined in this Notice of Extension have the same meaning as in the Offer and Circular, as amended by this Notice of Extension. Unless the context otherwise requires, the term “Offer” means the Offer and Circular, as amended by the notice of extension dated June 28, 2010, the notice of extension and variation dated July 17, 2010, the notice of extension dated July 30, 2010 and this Notice of Extension.
Unitholders who have validly deposited and not withdrawn their Units need take no further action to accept the Offer.
Unitholders who have NOT deposited their Units and who wish to accept the Offer may accept the Offer by following the procedures for a book-entry transfer established by CDS Clearing and Depository Services Inc., or its nominee, which is, at the date hereof, CDS & Co. (“CDS”), provided that a book-entry confirmation through CDS’s online tendering system is received by Computershare Investor Services Inc. (the “Depositary”) at its offices in Montréal, Québec prior to the Expiry Time. As such, in order to tender their Units to the Offer, Unitholders must complete the documentation and follow the instructions provided by their investment dealer, broker or other nominee. Unitholders should contact their investment dealer, broker or other nominee for assistance.
The Depositary has established an account at CDS for purposes of the Offer. Any financial institution that is a participant may make book-entry delivery of the Units through CDS’s online tendering system by causing CDS to transfer such Units into the Depositary’s account in accordance with CDS procedures for such transfer. Delivery of Units to the Depositary by means of a book-entry transfer through CDS’s online tendering system will constitute a valid tender under the Offer.
Unitholders whose Units are registered in the name of a stockbroker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing their Units.
All Unitholders whose Units are deposited by CDS through their investment dealer, broker or other nominee hereby expressly acknowledge and agree to be bound by the terms of the Letter of Acceptance and Transmittal and that the Offeror may enforce such terms against that Unitholder.
Questions and requests for assistance may be directed to the information agent for the Offer, Georgeson Shareholder Communications Canada Inc. (the “Information Agent”), whose contact details are provided on the back cover of this document.
Additional copies of this document, the Offer, Circular and Letter of Acceptance and Transmittal may be obtained without charge on request from the Depositary and are accessible at www.sedar.com. The foregoing website address is provided for informational purposes only and no information contained on, or accessible from, the foregoing website is incorporated by reference herein.
No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document, and, if given or made, such information or representation must not be relied upon as having been authorized by the Offeror.

INFORMATION FOR UNITHOLDERS IN THE UNITED STATES
The Convertible Debentures to be issued in connection with the Offer will be issued by a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted by the United States (the “MJDS”), to prepare the Offer in accordance with the disclosure requirements of Canada. Unitholders should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference therein have been prepared in accordance with Canadian Generally Accepted Accounting Principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.
The Offer is being made for the securities of a Canadian “foreign private issuer”, as such term is defined in Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), that does not have securities registered under Section 12 of the U.S. Exchange Act. The Offer is being conducted in accordance with United States securities laws applicable to a tender offer (i) in which less than 40% of the class of securities outstanding that is subject to the tender offer is held by U.S. holders and (ii) that is conducted under the MJDS and cross-border tender offer rules that permit Boralex, a Canadian foreign private issuer, to prepare the Offer in accordance with the disclosure requirements of Canadian provincial and federal law. Accordingly, the Offer will be deemed to satisfy the requirements imposed by Sections 14(d)(1) through 14(d)(7) of the U.S. Exchange Act, Regulation 14D and Schedules TO and 14D-9 thereunder and Rule 14e-1 of Regulation 14E under the U.S. Exchange Act, and will be subject to Section 14(e) of the U.S. Exchange Act and Rule 14e-3 thereunder.
Unitholders should be aware that the disposition of Units and acquisition of the Convertible Debentures may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein or in the Offer and such Unitholders are encouraged to consult their own tax advisors. See “Certain Canadian Federal Income Tax Considerations” in Section 22 of the Circular and “Certain United States Federal Income Tax Considerations” in Section 23 of the Circular.
The enforcement by Unitholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Offeror, Boralex and the Fund are incorporated or organized under the laws of Canada, that some or all of their officers and directors and experts may be residents of Canada, and that all or a substantial portion of the assets of the Offeror, Boralex, the Fund and said persons may be located outside the United States. Unitholders may not be able to sue the Offeror, Boralex, the Fund or their officers or directors in a foreign court for violations of U.S. federal securities laws. It may be difficult to compel a foreign issuer and its affiliates to subject themselves to a U.S. court’s jurisdiction.
Boralex has filed with the U.S. Securities and Exchange Commission a Registration Statement on Form F-8 and other documents and information, and has mailed the Offer to Unitholders. Pursuant to Section V(D) of the Form F-8 instructions, the Offeror is exempt from filing a Tender Offer Statement on Schedule TO. Unitholders are urged to read the Registration Statement and Offer and any other relevant documents filed with the U.S. Securities and Exchange Commission, because they contain important information. Unitholders will be able to obtain the documents free of charge at the U.S. Securities and Exchange Commission’s website, www.sec.gov. In addition, documents filed with the U.S. Securities and Exchange Commission by Boralex will be available free of charge from Boralex. You should direct requests for documents to the Corporate Secretary of Boralex at 772 Sherbrooke Street West, Suite 200, Montréal, Québec, H3A 1G1 or Telephone at 514-284-9890. To obtain timely delivery, such documents should be requested not later than September 3, 2010, being five Business Days before the Expiry Time.
THE CONVERTIBLE DEBENTURES OFFERED PURSUANT TO THE OFFER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION OR ANY OTHER REGULATORY AUTHORITY IN THE UNITED STATES NOR HAS THE U.S. SECURITIES AND EXCHANGE COMMISSION OR ANY OTHER REGULATORY AUTHORITY IN THE UNITED STATES PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR THE ACCURACY

OR ADEQUACY OF THE OFFER. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
Unitholders should be aware that, during the period of the Offer, Boralex or its affiliates, directly or indirectly, may bid for or make purchases of the Units, as permitted by applicable laws or regulations of Canada or its provinces or territories.
REPORTING CURRENCIES
Unless otherwise indicated, all dollar references herein and in the Offer are Canadian dollars. Boralex’s financial statements included herein and incorporated by reference are reported in Canadian dollars.
FORWARD-LOOKING INFORMATION
Certain statements contained herein and in the Offer and Circular under “Background to the Offer”, “Effect of the Offer on the Market for the Units and Stock Exchange Listing”, “Benefit of and Reasons to Accept the Offer”, “Purpose of the Offer”, “Plans for the Fund” and “Acquisition of Units Not Deposited Under the Offer”, in addition to certain statements contained elsewhere in the Offer and Circular concerning the Offeror’s or Boralex’s objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and the business, operations, financial performance and condition of the Fund, the subsidiaries of the Fund, the Offeror and Boralex constitute “forward-looking information” within the meaning of applicable Canadian Securities Laws. The words “believe”, “expect”, “anticipate”, “estimate”, “intend”, “may”, “will”, “would” and similar expressions and the negative of such expressions are intended to identify forward-looking information, although not all forward-looking information contains these identifying words. This forward-looking information is subject to important assumptions, including the following specific assumptions: the ability of the Fund, the Offeror or Boralex to meet their respective revenue targets; the ability to achieve cost synergies; the completion of the Offer in accordance with its terms; general industry and economic conditions; changes in the Fund’s, the Offeror’s and Boralex’s relationships with their customers and suppliers; pricing pressures and other competitive factors; and changes in regulatory requirements affecting the businesses of the Fund, the Offeror and Boralex. The Offeror has also made certain macroeconomic and general industry assumptions in the preparation of such forward-looking information. While the Offeror considers these factors and assumptions to be reasonable based on information currently available, they may prove to be incorrect.
Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking information. Such factors include, but are not limited to: failure to satisfy the conditions of the Offer; risks related to any inefficiencies with the structure of the Fund or Boralex or the Offeror, their respective tax treatments and any costs associated with reorganizing the Fund following closing; Boralex may not have sufficient funds to repay the Convertible Debentures in cash at maturity; general economic and business conditions; financing risk; risks inherent in the business of operating the Fund or Boralex, including the inability to attract and retain qualified employees; competition; disruptions in business operations; interest rate and foreign currency fluctuations; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; and liability and other claims asserted against the Offeror, Boralex or the Fund. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking information.
All of the forward-looking information made herein and in the Offer and Circular is qualified by these cautionary statements and other cautionary statements or factors contained herein, and there can be no assurance that the actual results or developments will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Offeror. Forward-looking information is given only as at the date hereof and the Offeror disclaims any obligation to update or revise the forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable Laws.

NOTICE OF EXTENSION OF OFFER
August 13, 2010

TO:	THE HOLDERS OF UNITS OF THE FUND
By notice given to the Depositary and as set forth in this Notice of Extension, the Offeror has amended the Offer to purchase all of the issued and outstanding Units, including Units issuable upon the conversion, exchange or exercise of any securities that are convertible into or exchangeable or exercisable for Units, except for all of the outstanding Class B LP Units, in order to extend the expiry time of the Offer to 7:00 p.m. (Montréal time) on September 10, 2010.
Except as otherwise set forth in this Notice of Extension, the terms and conditions set forth in the Offer, Circular and Letter of Acceptance and Transmittal continue to be applicable in all respects. This Notice of Extension should be read in conjunction with the Offer, Circular and Letter of Acceptance and Transmittal. Unless the context requires otherwise or unless otherwise defined herein, capitalized terms that are used but are not defined in this Notice of Extension have the same meaning as in the Offer and Circular, as amended by this Notice of Extension. Unless the context otherwise requires, the term “Offer” means the Offer and Circular, as amended by the notice of extension dated June 28, 2010, the notice of extension and variation dated July 17, 2010, the notice of extension dated July 30, 2010 and this Notice of Extension.

1.	EXTENSION OF OFFER
By notice given to the Depositary and as set out herein, the Offeror has extended the expiry time of the Offer to 7:00 p.m. (Montréal time) on September 10, 2010. Accordingly, the definition of “Expiry Date” in the Definitions of the Offer is entirely deleted and replaced by the following definition:
““Expiry Date” means September 10, 2010, or such later time or times or date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offer, “Extension, Variation or Change in the Offer”, unless the Offer is withdrawn by the Offeror.”

2.	RECENT DEVELOPMENTS
On August 3, 2010, the Fund filed with Canadian Securities Regulatory Authorities its financial results and associated interim management report for the second quarter 2010. For further information regarding the Fund or its 2010 second quarter financial results, reference is made to the Fund’s filings with Canadian Securities Regulatory Authorities on SEDAR at www.sedar.com.
On August 6, 2010, Boralex filed with Canadian Securities Regulatory Authorities its financial results and associated interim management report for the second quarter 2010. They are deemed to be incorporated by reference into the Offer. Copies of these documents may be obtained on request without charge from the Corporate Secretary of Boralex at 772 Sherbrooke Street West, Suite 200, Montréal, Québec, H3A 1G1 or telephone: 514 284 9890 and are also available electronically on SEDAR at www.sedar.com.
On August 10, 2010, O’Leary Funds Management LP (“O’Leary”) issued a press release containing various statements about Boralex, the Fund and their respective financial positions, and indicating that it would not tender Units under the Offer.
On August 11, 2010, Boralex issued a press release to correct certain statements made by O’Leary in its August 10, 2010 press release, and reiterated that the Special Committee had concluded that the improved Offer was fair and in the best interests of Unitholders.
On August 11, 2010, O’Leary wrote to the Bureau de décision et de révision (the “Bureau”) and the Autorité des marchés financiers (the “AMF”) claiming that the Offer was contrary to both the public interest and the best interest of investors generally and an abuse of the Canadian capital markets, and seeking from the Bureau and the AMF various orders on an urgent basis. Boralex was not a party to nor was it copied on O’Leary’s correspondence with the AMF and the Bureau.
On August 13, 2010, O’Leary filed a motion for relief and interim relief under the Securities Act (Québec) with the Bureau to obtain, among other things, orders restraining Boralex and the Offeror from taking up Units tendered under the Offer until the Bureau had decided on the merits of its motion, prohibiting Boralex and the Offeror from extending or varying the Offer and enjoining Boralex, the Offeror and the Fund to cease any activity in respect of the Offer.
On August 13, 2010, the Bureau held a hearing to decide upon O’Leary’s motion, and the opposing motions submitted by Boralex and on behalf of the Fund by the Special Committee. After completion of the hearing, the Bureau granted Boralex’s and the Fund’s motion and dismissed O’Leary’s motion.
Later in the evening, Boralex formally extended the Offer by sending a written notice to that effect to the Depositary and issued a press release accordingly.

3.	EARNINGS COVERAGE RATIO
The following text is hereby added to Section 10 of the Circular, “Earnings Coverage Ratio”, and should be read in conjunction with the existing text in Section 10 of the Circular, “Earnings Coverage Ratio”:
“The following table sets forth the actual earnings coverage ratio and actual adjusted earnings coverage ratio for the 12-month period ended June 30, 2010. The earnings coverage ratios set forth below were prepared in accordance with applicable Canadian disclosure requirements based on Boralex’s audited consolidated financial statements for the year ended December 31, 2009 and the unaudited consolidated financial statements for the six-month periods ended June 30, 2010 and 2009. The earnings coverage ratios for the 12-month period ended June 30, 2010 were prepared by taking financial information derived from Boralex’s audited consolidated financial statements for the year ended December 31, 2009, plus financial information derived from the unaudited consolidated financial statements for the six-month period ended June 30, 2010, less financial information derived from the unaudited consolidated financial statements for the six-month period ended June 30, 2009.

12-Month Period Ended
June 30, 2010
Actual
Earnings Coverage Ratio	1.81:1
Adjusted Earnings Coverage Ratio:	1.55:1

12-Month Period Ended
(in thousands of Canadian dollars)	June 30, 2010
Actual
As Reported
Earnings Coverage Ratio	1.81:1
Earnings before interest and income taxes	28,418
Interest requirement	15,743

Earnings coverage	12,675
Adjusted(1)
Earnings Coverage Ratio	1.55:1
Earnings before interest and income taxes as above	28,418
Total impact of specific items on adjusted net earnings	(4,021)

Adjusted Earnings before interest and income taxes	24,397

Interest requirement	15,743

Earnings coverage	8,654

(1)	Adjusted earnings coverage ratio is a non-GAAP measure.

Boralex’s interest requirement amounted to $15,743 for the 12-month period ended June 30, 2010. Boralex’s earnings before interest and income tax for the 12-month period ended June 30, 2010 was $28,418, which is 1.81 times Boralex’s interest requirements for this period.”

4.	TIME FOR ACCEPTANCE
The Offer is open for acceptance until 7:00 p.m. (Montréal time) on September 10, 2010 unless further extended or withdrawn. See Section 2 of the Offer, “Time for Acceptance”.

5.	MANNER OF ACCEPTANCE
Units may be tendered to the Offer in accordance with the provisions of Section 3 of the Offer, “Manner of Acceptance”, as amended by the notice of extension and variation dated July 17, 2010.

6.	TAKE UP OF AND PAYMENT FOR DEPOSITED UNITS
If all the terms and conditions referred to in the Offer have been fulfilled or waived by the Offeror at or prior to the Expiry Time, the Offeror will take up and pay for all Units validly deposited under the Offer and not properly withdrawn, as soon as possible, but in any event not later than three business days after the Expiry Time. Any Units deposited pursuant to the Offer after the first date on which Units have been taken up and paid for by the Offeror will be taken up and paid for within ten days of such deposit.
Unitholders are referred to Section 6 of the Offer, “Take Up of and Payment for Deposited Units”, for details as to the take up and payment for Units under the Offer.

7.	RIGHT TO WITHDRAW DEPOSITED UNITS
Except as otherwise stated herein or in Section 7 of the Offer or otherwise required by applicable Law, all deposits of Units pursuant to the Offer are irrevocable. Unless otherwise required or permitted by applicable Law, any Units deposited under the Offer may be withdrawn at the place of deposit by or on behalf of the Depositing Unitholder:
(a)	at any time before the Units have been taken up by the Offeror;

(b)	if the Units have not been paid for by the Offeror within three business days after having been taken up; or

(c)	at any time prior to the expiration of ten days from the date upon which either:
i.	a notice of change relating to a change which has occurred in the information contained in the Offer or Circular, as amended, that would reasonably be expected to affect the decision of a Unitholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or an affiliate of the Offeror), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights to withdraw Units deposited under the Offer; or

ii.	a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Units where the Expiry Time is not extended for more than ten days or a variation consisting solely of a waiver of a condition of the Offer);
is delivered to CDS as the registered holder of all Units, and is mailed, delivered or otherwise properly communicated to Unitholders (subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities) and only if such deposited Units have not been taken up by the Offeror at the date of the notice of change or notice of variation, as the case may be.

Any Units withdrawn will be deemed to be not validly deposited for the purposes of the Offer, but may be re-deposited subsequently at or prior to the Expiry Time by following the procedures described under “Manner of Acceptance” in Section 3 of the Offer.
Unitholders are referred to Section 7 of the Offer, “Withdrawal of Deposited Units”, for a description of the procedures for exercising the right to withdraw Units deposited under the Offer.

8.	STATEMENT OF RIGHTS
Securities legislation in the provinces and territories of Canada provides Unitholders with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to Unitholders. However, such rights must be exercised within prescribed time limits. Unitholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

9.	VARIATIONS TO THE OFFER
The Offer, Circular and Letter of Acceptance and Transmittal shall be read with this Notice of Extension in order to give effect to the variation in the terms and conditions of the Offer set forth in this Notice of Extension.

10.	APPROVAL OF NOTICE
The contents of this Notice of Extension have been approved and the sending, communication and delivery thereof to the Unitholders has been authorized by the board of directors of the Offeror and Boralex.

APPROVAL AND CERTIFICATE OF THE OFFEROR
The contents of the Offer and Circular and the present Notice of Extension have been approved and the sending, communication or delivery thereof to the Unitholders of Boralex Power Income Fund has been authorized by the board of directors of the Offeror. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.
Dated: August 13, 2010

Per: (signed) Patrick Lemaire	Per: (signed) Jean-François Thibodeau
President	Vice President

On Behalf of the Board of Directors of 7503679 Canada Inc.

Per: (signed) Patrick Lemaire	Per: (signed) Sylvain Aird
Director	Director

APPROVAL AND CERTIFICATE OF BORALEX INC.
The contents of the Offer and Circular and the present Notice of Extension have been approved and the sending, communication or delivery thereof to the Unitholders of Boralex Power Income Fund has been authorized by the board of directors of Boralex Inc. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.
Dated: August 13, 2010

Per: (signed) Patrick Lemaire	Per: (signed) Jean-François Thibodeau
Chief Executive Officer	Chief Financial Officer

On Behalf of the Board of Directors of Boralex Inc.

Per: (signed) Bernard Lemaire	Per: (signed) Gilles Shooner
Director	Director

The Depositary for the Offer is:
Computershare Investor Services Inc.
P.O. Box 7021, 31 Adelaide St. E.
Toronto, Ontario, M5C 3H2
Attention: Corporate Actions
Toll Free (North America): 1-800-564-6253
E-Mail: corporateactions@computershare.com
Website: www.computershare.com
The Information Agent for the Offer is:
Georgeson Shareholder Communications Canada Inc.
100 University Avenue, 11th Floor, South Tower
Toronto, Ontario, M5J 2Y1
North American Toll Free Number: 1-866-656-4104
Email: askus@georgeson.com
The Dealer Manager for the Offer is:
TD Securities Inc.
66 Wellington Street West, 9th Floor
Toronto, Ontario, M5K 1A2
Canada: 416-308-5605
US: 212-827-7542

PART II
INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
Indemnification.
     Under the Canada Business Corporations Act (the “CBCA”), the Registrant may indemnify a director or officer of the Registrant, a former director or officer of the Registrant or another individual who acts or acted at the Registrant’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Registrant or other entity and provided that the director, officer or other individual acted honestly and in good faith with a view to the best interest of the Registrant, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Registrant’s request and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful. Such indemnification may be made in connection with a derivative action only with court approval. A director, officer or other individual referred to above is entitled to indemnification from the Registrant as a matter of right if he was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done and fulfilled the conditions set forth above.
     A resolution of the Board of Directors, adopted February 28, 2006, provides that, subject to the limitations of laws governing the Registrant (which are summarized in the foregoing paragraph) but without limit to the right of the Registrant to indemnify any person, the Registrant shall indemnify the aforementioned individuals against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment reasonably incurred by such individuals in respect of any civil, criminal, administrative, investigative or other proceeding in which such individuals are involved because of that association with the Registrant or other entity.
     The Registrant has purchased liability insurance to cover its directors and officers against various claims that could arise in the course of their mandate. The policy provides coverage in respect of liability claims or the reimbursement of amounts already paid in that respect. The policy includes a deductible for each claim made against the Registrant.
     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Exhibits
     The following exhibits have been filed as part of the Registration Statement:

Exhibit No.	Description
2.1	Support Agreement between the Registrant and Boralex Power Income Fund and Boralex Power Inc., dated May 3, 2010*

2.2	Voting Agreement between Boralex Power Income Fund and Cascades Inc., dated May 3, 2010*

2.3	Voting Agreement between Boralex Power Income Fund and Mr. Edward J. Kernaghan, dated May 3, 2010*

4.1	Consent of Fraser Milner Casgrain LLP*

4.2	Consent of K&L Gates LLP*

4.3	Consent of PricewaterhouseCoopers LLP*

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Exhibit No.	Description
4.4	Consent of BMO Nesbitt Burns Inc.*

5.1	Powers of Attorney of certain officers and directors (included on the signature page)*

6.1	Form of Trust Indenture by and between Boralex Inc. and Computershare Trust Company of Canada*

*	Previously filed with the Registrant’s Form F-8 (Commission File No. 333-166979) filed with the U.S. Securities and Exchange Commission on May 20, 2010.
     The Support Agreement has been included to provide information regarding its terms. It is not intended to provide any other factual information about the Registrant, the Fund or Boralex Power Inc. (“Power”). Such information can be found elsewhere in this Registration Statement and in the other public filings that that the Registrant and the Fund make with securities commissions or similar authorities in Canada, which are available without charge at www.sedar.com.
     The representations and warranties included in the Support Agreement were made by each of the Registrant, the Fund and Power to each other. These representations and warranties were made as of specific dates and are subject to important exceptions and limitations, including a contractual standard of materiality that may be different from that generally applicable under securities laws. In addition, the representations and warranties may have been included in the Support Agreement for the purpose of allocating risk between the Registrant, the Fund and Power, rather than to establish matters as facts. The Support Agreement is described in this Registration Statement and attached as Exhibit 2.1 hereto only to provide information regarding its terms and conditions, and not to provide any other factual information regarding the Registrant, the Fund, Power or their respective businesses. Accordingly, you should not rely on the representations and warranties in the Support Agreement as characterizations of the actual state of facts about the Registrant, the Fund or Power, and you should read the information provided elsewhere in this Registration Statement and in the documents incorporated by reference into the Offer to Purchase and Circular for information regarding the Registrant, the Fund and Power and their respective businesses. See “Documents Incorporated by Reference” in the Offer to Purchase and Circular, dated May 18, 2010. Also, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules that the parties have exchanged in connection with signing the Support Agreement. While we do not believe that they contain information securities laws require us to publicly disclose other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, quantifies and creates exceptions to the representations and warranties set forth in the Support Agreement. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts, since they are modified in important part by the underlying disclosure schedules. These disclosure schedules contain information that has been included in the Registrant, the Fund and Power prior public disclosures, as well as potential additional non-public information. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the Support Agreement, which subsequent information may or may not be fully reflected in our public disclosures.

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PART III
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
Item 1. Undertaking.
(a)	The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to this Form F-8 or to transactions in such securities.

(b)	The Registrant further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, information regarding purchases of the Registrant’s securities or of the subject issuer’s securities during the exchange offer. Such information shall be set forth in amendments to this Form.
Item 2. Consent to Service of Process.
(a)	On May 20, 2010, the Registrant filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)	On May 20, 2010, Computershare Trust Company of Canada, the debenture trustee with respect to the registered securities, filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(c)	Any change to the name or address of the Registrant’s agent for service of process shall be communicated promptly to the Commission by an Amendment to Form F-X referencing the file number of this Registration Statement.

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SIGNATURES
     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-8 and has duly caused this Amendment No. 4 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Montréal, Province of Québec, Country of Canada on August 13, 2010.

BORALEX INC.
By:	/s/ Sylvain Aird
	Name:	Sylvain Aird
	Title:	Vice-President, Legal Affairs and Corporate Secretary

     Pursuant to the requirements of the Securities Act, this Amendment No. 4 to the Registration Statement has been signed below by or on behalf of the following persons in the capacities indicated, on August 13, 2010.

Signature	Title

/s/ Patrick Lemaire Patrick Lemaire	President, Chief Executive Officer and Director

* Jean-François Thibodeau	Vice-President and Chief Financial Officer

* Bernard Lemaire	Director

* Germain Benoit	Director

* Allan Hogg	Director

* Edward H. Kernaghan	Director

* Richard Lemaire	Director

* Yves Rheault	Director

* Michelle Samson-Doel	Director

* Gilles Shooner	Director

*	Pursuant to the Powers of Attorney on the signature page of the Registrant’s Form F-8 filed with the U.S. Securities and Exchange Commission on May 20, 2010, Patrick Lemaire, as attorney-in-fact, does hereby sign this Amendment No. 4 to the Registration Statement on behalf of each such director, in each case in the capacity of director, and on behalf of Jean-François Thibodeau, in the capacity of Vice-President and Chief Financial Officer.

By:	/s/ Patrick Lemaire
	Name:	Patrick Lemaire
	Title:	Attorney-in-Fact

AUTHORIZED REPRESENTATIVE
     Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the Authorized Representative has duly caused this Amendment No. 4 to the Registration Statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of the Registrant in the United States, in the City of Montréal, Province of Québec, Country of Canada on August 13, 2010.

BORALEX US HOLDINGS INC.
By:	/s/ Sylvain Aird
	Name:	Sylvain Aird
	Title:	Secretary